DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03016639

No Act
P.E. 1-6-03

March 5, 2003

Sandra Leung
Vice President & Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/5/2003

Re: Bristol-Myers Squibb Company
Incoming letter dated January 6, 2003

Dear Ms. Leung:

This is in response to your letter dated January 6, 2003 concerning the shareholder proposals submitted to Bristol-Myers by Ann M. Sink, Northstar Asset Management, The Catholic Funds, and Harriet Denison. We also have received a letter on the proponents' behalf dated January 31, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 14 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: W. Scott Klinger
Co-Director
Responsible Wealth
37 Temple Place, 2nd Floor
Boston, MA 02111

Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

January 6, 2003

VIA FEDERAL EXPRESS
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Ann M. Sink et al.*
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Bristol-Myers Squibb Company (the "Company") intends to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal and supporting statement in support thereof requesting that the Board of Directors conduct a comprehensive executive compensation review and publish a report on the review.

The Company received the first of four identical shareholder proposals (the "Proposal") and supporting statements (the "Supporting Statement") from Ms. Ann M. Sink (the "Initial Proponent") on November 19, 2002. On November 21, 2002, the Company received the Proposal and Supporting Statement from Northstar Asset Management ("Northstar") and The Catholic Funds (the "Catholic Funds") and on November 22, 2002, the Company received the Proposal and Supporting Statement from Ms. Harriet Denison (collectively, with the Initial Proponent, Northstar and the Catholic Funds, the "Proponents"). The Proponents indicated that they that are appointing Mr. Scott Klinger of United for a Fair Economy/Responsible Wealth as their primary contact. The Proposal and Supporting Statement are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponents and, at their request, to Mr. Scott Klinger of United for a Fair Economy/Responsible Wealth, informing them of the Company's intention to exclude the Proposal and the Supporting Statement from the 2003 Proxy Materials. The Company presently expects to file its definitive 2003 Proxy Materials on or after March 28, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company files its definitive 2003 Proxy Materials with the Commission.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors "conduct a comprehensive executive compensation review and publish a report" of the review, to be prepared at reasonable cost and made available to all shareholders upon request by August 15, 2003. The Proposal further states that the review should consider, at a minimum, whether shareholder value would "be enhanced" if the Company "altered its executive compensation policies to: 1) Freeze executive pay during periods of large layoffs[;] 2) Establish a maximum ratio between the highest-paid executive officer and the lowest-paid employee[;] and 3) Seek shareholder approval for any executive severance payments or executive retirement plans exceeding two times annual salary[.]"

BASIS FOR EXCLUSION

On behalf of the Company, I hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal and the Supporting Statement from the 2003 Proxy Materials, and I respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in my view that the Proposal and the Supporting Statement may be excluded pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal "if the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon." *See* Exchange Act Release No. 34-12598 (July 7, 1976). The Staff has indicated that a determination as to whether a company has "substantially implemented" a shareholder proposal depends upon whether the company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

Where a company can demonstrate that it has adopted policies or taken actions to address concerns raised in a proposal, the proposal has been "substantially implemented" and may be excluded. *See, e.g., The Talbots Inc.* (avail. Apr. 5, 2002) (permitting exclusion of proposal seeking commitment to implement code of conduct based on United Nations International Labor Organization human rights standards where company has previously established Standards for Business Practice and a Labor Law Compliance Program and Code of Conduct for Suppliers to address concerns about global workplace conditions and labor practices in factories producing its merchandise); *The Gap, Inc.* (avail. Mar. 16, 2001) (permitting exclusion of proposal that board prepare report on child labor practices of company's suppliers where company had established and implemented a Code of Vendor Conduct that addressed child labor, implemented systems to monitor compliance with the code, published information on its website about the code and its monitoring systems, and routinely discussed child labor issues with stockholders); *Kmart*

Corporation (avail. Feb. 23, 2000) (permitting exclusion of proposal that board prepare report on company's vendor standards and compliance mechanisms for vendors, subcontractors and buying agents in countries where company sourced its products where company had adopted and distributed to entire supplier base a Vendor Code of Conduct, initiated a third-party monitoring program, prepared a report describing its actions that was available upon request to shareholders, and routinely discussed the proposal's subject matter with shareholders).

The Proposal first requests that the Company's Board of Directors "conduct a comprehensive executive compensation review". Based on the language of the Proposal and the Supporting Statement, the ostensible goal of the review is to determine whether altering the Company's compensation practices would enhance shareholder value.

In October 2002, the Compensation and Management Development Committee of the Company's Board of Directors retained Mercer Human Resource Consulting ("Mercer") to conduct a comprehensive study of the Company's executive compensation practices. The purpose of the study is to assess the competitive position of current pay levels for the Company's senior executives and the relationship of pay to performance and shareholder value creation. Accordingly, the part of the Proposal requesting that the Board of Directors "conduct a comprehensive executive compensation review" has been substantially implemented because the Board of Directors has already retained independent advisors to conduct a review of the Company's executive compensation practices.

Furthermore, the Mercer study addresses the Proponent's request that the review consider whether shareholder value would be enhanced if the Company "altered it executive compensation policies." The relationship of pay to performance is a fundamental aspect of the Mercer study. The methodology of the study involves comparing the Company's executive compensation levels and financial performance with those of a peer group of companies. Specifically, as part of the study, Mercer will analyze the following components of pay: (1) salary; (2) annual incentive; (3) total cash compensation (salary plus annual incentive); (4) long-term incentive opportunities; and (5) total compensation (total cash compensation plus long-term incentive). In addition, it will use certain key corporate financial measures to determine the financial performance of the Company. The resulting information about the Company's pay and performance levels will then be compared to those of a peer group of companies. Mercer will assess the pay-to-performance relationship for the top five executive officers of the Company compared to those of the top five executive officers of each of the peer group companies, based on information disclosed in annual proxy statements. To supplement the peer group proxy analysis, Mercer will conduct a survey comparison of the components of pay for top Company executives.

Thus, the Proposal addresses a matter that has already been favorably acted upon by the Company's Board of Directors. The Board currently is conducting a "comprehensive" review of the Company's executive compensation practices – as the Proponents seek to have it do – complete with the expertise of outside compensation advisors. A fundamental goal of the review is to determine whether there is a meaningful correlation between executives' pay and the Company's financial performance. Because strong financial performance is reflected in enhanced shareholder value, the compensation review that is currently underway "compare[s] favorably with the guidelines of the [P]roposal," which seeks a study to determine whether changing the Company's compensation policies would enhance shareholder value.

The Proposal also requests that the Board of Directors publish a report of the review by August 15, 2003. This aspect of the Proposal has also been substantially implemented as the Compensation and Management Development Committee intends to report to shareholders on the results of the compensation review in the committee's Report on Executive Compensation. This report will be published in the Company's 2003 Proxy Materials, as required by Commission regulations, and thus, the report will be available to all shareholders. Furthermore, because the Company expects to file its definitive 2003 Proxy Materials with the Commission on or after March 28, 2003, but no later than April 5, 2003, the report will be available to shareholders well in advance of August 15, 2003, the date specified for a report in the Proposal. Accordingly, the Board of Directors has already favorably acted upon the Proponent's request to publish a report on the review, and therefore, that part of the Proposal also has been substantially implemented.

For the reasons set forth above, I request that the Staff concur in my conclusion that the Proposal and the Supporting Statement may be properly omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(10).

***

Based on the foregoing, I hereby respectfully request that the Staff not recommend any enforcement action if the Proposal and the Supporting Statement are excluded in their entirety from the Company's 2003 Proxy Materials.

I would be happy to provide you with additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 546-4260.

Sincerely,

Sandra Leung

Attachments

cc: Scott Klinger, United for a Fair Economy/Responsible Wealth
Ann M. Sink
Julie N. W. Goodridge, President, Northstar Asset Management
Theordore F. Zimmer, President, The Catholic Funds
Harriet Denison
Amy L. Goodman, Esq., Gibson, Dunn & Crutcher LLP

Executive Compensation Review

WHEREAS,

"Beginning with the strongest companies, CEOs and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels."

> – William McDonough, President of the New York Federal Reserve Bank speaking at a 9/11 memorial event. Mr. McDonough went on to say that excessive CEO pay was "terribly bad social policy and perhaps even bad morals."

During the four years ending 2001, Bristol Myers Squibb paid its Chief Executive Officers more than $103 million, ranking thirty-eighth among US corporations. (Source: Business Week's Executive Compensation Survey)

In 2001, Bristol Myers Squibb's shareholders lost money, and the company announced that 2,295 hard-working employees would be laid-off (source: Forbes.com), yet each of the four executive officers who remained in the same job they held in 2000, received salary increases in 2001 and cash bonuses that averaged more than $500,000 in 2001. In 2001 Bristol Myers Squibb's stock lost more than 26% of its value, underperforming the company's self-defined peer group, which lost just 14%.

RESOLVED: shareholders request that the Board conduct a comprehensive executive compensation review and publish a report of this review, omitting proprietary information and prepared at a reasonable cost. This report shall be available to all shareholders upon request by August 15, 2003. At a minimum, this review should consider the following:

Would shareholder value be enhanced if Bristol Myers Squibb altered its executive compensation policies to:

1) Freeze executive pay during periods of large layoffs?
2) Establish a maximum ratio between the highest-paid executive officer and the lowest-paid employee?
3) Seek shareholder approval for any executive severance payments or executive retirement plans exceeding two times annual salary?

Supporting Statement

New York Federal Reserve President William McDonough had it right: executive pay packages are excessive and responsible companies should take actions to reform executive pay policies. Bristol Myers Squibb has not become a successful company by clinging to convention and refusing to change.

EXHIBIT A

Does it take the promise of a financial payoff of tens of millions of dollars to get a CEO out of bed in the morning and off to work? Of course not. The passion of most successful CEOs is to create a company they and others can be proud of. We believe that a company with a commitment to fairness and equity, and in which all employees are regarded as co-creators of corporate success and where each shares in the sacrifice required during difficult times, would be a company worthy of pride.

Please vote FOR this resolution!

RECEIVED
2003 FEB 10 PM 4:40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

37 Temple Place, 2nd Floor, Boston, Massachusetts 02111 | Tel: 617 423 2148 | Fax: 617 423 0191 | www.responsiblewealth.org | info@responsiblewealth.org

January 31, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: No-Action Request filed by Bristol-Myers Squibb (dated January 6, 2003) concerning shareholder proposal on executive pay filed by Ann M. Sink *et al.*

Dear Ladies and Gentlemen,

This letter is in response to the "No-Action" request filed by Bristol-Myers Squibb Company (dated January 6, 2003) seeking to omit a shareholder proposal calling for a comprehensive executive compensation review (the "Proposal"). The Proposal was filed by four Bristol-Myers shareholders and is being coordinated by the Responsible Wealth Project.

Bristol-Myers Squibb (the "Company") seeks to exclude the Prosposal on the basis that it has already substantially implemented the Proposal. As evidence the Company submits that it has recently retained Mercer Consulting to conduct a "comprehensive executive pay review." The range of this review included a competitive pay analysis and an examination of pay for performance measures.

While the Company correctly notes that the Proposal calls for a "comprehensive executive compensation review," the Company pays no heed to the explicit call in the Proposal for the review to consider whether shareholder value would be enhanced if the company altered its pay practices to: 1) Freeze executive pay during periods of large layoffs; 2) Establish a maximum ratio between the highest paid executive officer and the lowest-paid employee; 3) Seek shareholder approval for any executive severance payments or retirement benefits exceeding two times annual salary. The Company provides no evidence that the Mercer study covered any one of these factors and therefore the Proponents ask that the Commission to find that the Company has not substantially implemented the Proposal.

Mercer Consulting is one of a handful of highly regarded executive compensation consultants. Mercer has played a role in the creation of executive compensation plans throughout American industry. Historically, the executive consulting industry has focused on the exact issues covered by the Mercer study at the Company: competitive compensation within the industry and linking pay to performance.

The Proponents believe that the highly-celebrated corporate governance scandals of the past year cast a cloud of doubt on executive compensation practices that are solely focused on competitive pay and pay for performance. Bristol-Myers Squibb has itself been the subject of regulatory review concerning overstated revenues and other accounting concerns. As shareholders, the Proponents worry that poorly designed executive pay plans have played a role in the adoption of aggressive accounting standards.

Therefore, this Proposal offers shareholders a chance to express themselves on whether they want the Company to begin to think in unconventional ways about reforming executive pay practices. The focus areas of the Proposal, which only a few years ago were viewed as radical, are today being debated in the pages of leading business publications.

The rules governing shareholder proposals have long held that shareholders have a role to play in addressing matters pertaining to executive pay. This Proposal stands in that tradition and offers shareholders the opportunity to voice their opinions on whether the pay policies developed by organizations such as Mercer as sufficient to allow the Company to thrive in the future.

For these reasons, the Proponents believe that the consulting work done by Mercer for the Company has not addressed the concerns of the Proposal and therefore the Proponents respectfully request that the Commission deny the Company's petition for No-Action relief.

Pursuant to Rule 14a -8(j), I am enclosing six (6) copies of this letter. Also in accordance with the Rule, this letter is being sent to Sandra Leung, Secretary of the Company as well as to each of the co-filers of the Proposal.

Thank you for your consideration.

Very Truly Yours,

W. Scott Klinger
Co-Director

cc: Sandra Leung, Bristol-Myers Squibb
Ann Sink
Julie Goodridge, Northstar Asset Management
Theodore Zimmer, Catholic Funds
Harriet Denison

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated January 6, 2003

The proposal requests that the board review and report upon altering executive compensation policies to consider freezing executive salaries during periods of large layoffs, establishing a maximum ratio between the highest paid executive officer and the lowest-paid employee and seeking shareholder approval for executive severance and retirement plans exceeding two times annual salary.

We are unable to concur in your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Bristol-Myers may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Gail A. Pierce
Attorney-Advisor